50
3-22-04

04003792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-12-04

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 PROCESSING WASH. D.C.

SEC FILE NUMBER
8- 51602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN".VIANT CAPITAL LLC (Formerly Neveric Capital, Inc. to 11/13/03 and Harborstone Capital LLC, 11/13/03 - 1/2/04.

OFFICIAL USE ONLY
46948
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

847 Sansome Street, 3rd Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kline (415) 227-9530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City), CA (State) 94598 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/25

OATH OR AFFIRMATION

I, Scott Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANT CAPITAL LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARCIA ROBERTS
Comm. # 1365059
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANT CAPITAL LLC

(FORMERLY: NEVERIC CAPITAL, INC. AND HARBORSTONE CAPITAL LLC)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2003 AND 2002

Cropper Accountancy Corporation

Certified Public Accountants

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Scott Smith***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 20th day of February, 2004

in San Francisco, California

Scott Smith
Viant Capital LLC

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Viant Capital LLC
(Formerly Neveric Capital, Inc. to November 13, 2003, then Harborstone Capital LLC to January 2, 2004)
San Francisco, California

We have audited the accompanying statements of financial condition of Viant Capital LLC as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2003 information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 20, 2004

VIANT CAPITAL LLC
Statements of Financial Condition
December 31, 2003 and December 31, 2002

ASSETS

	2003	2002
Cash in bank	$ 96,171	$ 29,003
Lease deposits and prepaid expenses	45,645	9,300
Furniture and equipment, net of accumulated depreciation of $70	4,115	-
Total Assets	$145,931	$ 38,303

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Accounts payable and accrued liabilities	$ 28,239	$ -
Accrued California Franchise Tax	2,500	2,019
Total liabilities	30,739	2,019
Stockholder's equity		
Common stock, no par value, authorized 25,000 shares: 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in capital	178,950	28,950
Retained earnings (deficit)	(78,758)	(7,666)
Total stockholder's equity	115,192	36,284
Total liabilities and stockholder's equity	$145,931	$ 38,303

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statements of Operations
For the Years Ended December 31, 2003
and December 31, 2002

	2003	2002
Revenues		
Fees and commissions earned	$1,070,814	$875,182
Other	1,590	336
	1,072,404	875,518
Expenses		
Management fees to related party	746,079	852,625
Commissions	323,350	-
Salaries	6,250	-
Payroll Taxes	765	-
Insurance	5,586	-
Rent	23,300	-
Professional Fees	18,365	-
Telephone and Communication	5,776	-
Regulatory Fees	860	-
Depreciation	70	-
Other	10,595	52
	1,140,996	852,677
Income (loss) before taxes	(68,592)	22,841
Provision for income taxes	2,500	2,019
Net income (loss)	$ (71,092)	$ 20,822

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003
and December 31, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amounts	Capital	(Deficit)	Total
Balance - December 31, 2001	1,000	$ 15,000	$ 28,950	$(28,488)	$ 15,462
Net income for 2002	-	-	-	20,822	20,822
Balance - December 31, 2002	1,000	15,000	28,950	(7,666)	36,284
Capital contribution	-	-	150,000	-	150,000
Net loss for 2003	-	-	-	(71,092)	(71,092)
Balance - December 31, 2003	1,000	$ 15,000	$178,950	$(78,758)	$ 115,192

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statements of Cash Flows
For the Years Ended December 31, 2003
and December 31, 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ (71,092)	$ 20,822
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation expense	70	-
Changes in operating assets and liabilities		
Lease deposits and prepaid expenses	(36,345)	-
Accounts payable and accrued liabilities	28,720	2,019
Net cash provided by (used in) operating activities	(78,647)	22,841
Cash flows from investing activities		
Purchase of furniture and equipment	(4,185)	-
Net cash used in investing activities	(4,185)	-
Cash flows from financing activities		
Additional paid-in capital	150,000	-
Net cash provided by financing operations	150,000	-
Net increase in cash	67,168	22,841
Cash at beginning of period	29,003	6,162
Cash at end of period	$ 96,171	$ 29,003

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Notes to Financial Statements
December 31, 2003 and 2002

1. General Information and Significant Accounting Policies

Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The former name, Neveric Capital, Inc. was changed to Harborstone Capital LLC on November 13, 2003 and ultimately to Viant Capital LLC on January 2, 2004.

The Company acts as a placement agent for venture capital financing, underwriting securities transactions, and mergers and acquisitions advice. To accomplish the Company's objectives the Company shared resources with the Parent, which received management fees and commissions for its administration and consulting services to November 13, 2003. Most expenses including rent, professional services etc were absorbed by the Parent in return for management fees. From November 13, 2003, the Company absorbed the expenses and the management agreement with the Parent was terminated.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in two banks with FDIC insurance of up to $100,000 each. At December 31, 2003 and 2002, the cash balance in the bank accounts did not exceed the FDIC insured limits.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.470 to 1 and 0.075 to 1 at December 31, 2003 and 2002, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2003 and 2002, the Company had net capital, as defined, of $65,432 and $26,984 respectively, which exceeded or equaled the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitments

The Company signed a five-year lease commencing February 1, 2000, which was to expire on January 31, 2005. Effective November 2003, the Company bought out of the lease including forfeiture of the $9,300 security deposit.

The premises were also occupied by the Parent which absorbed much of the rent and billed management fees to the Company.

In late 2003, the Company entered into two leases as follows:

New Leases	Security Deposits	Monthly Payment	Term
San Francisco	$ 22,945	2004: $6,884 2005: $7,266 2006: $7,648	November 15, 2003 to December 31, 2006
New York	$ 14,000	$ 7,000	Dec 1, 2003 to May 31, 2004. Automatic renewal for six months, unless notification within 60 days of initial term.

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2003 and 2002. Accruals of $2,500 and $2,019 were made for 2003 and 2002 California Franchise Tax, respectively. California has suspended net operating loss carryforwards for years 2002 and 2003. The Company has sufficient net operating loss carryforwards to eliminate Federal income taxes for 2002 and 2003.

The Company was a corporation through November 12, 2003. Beginning November 13, 2003, the Company's form was changed to that of a Limited Liability Company (LLC). California requires that when a business entity "converts" to an LLC during the year it must file two California returns. The effect was to increase the California minimum tax and fees from $800 to $2500 for the year 2003.

6. Related Party Transactions

The Company incurred $746,079 of management fees to the Parent in exchange for administrative and consulting services in 2003 and $852,625 in 2002. At December 31, 2003 and 2002, the Company owed no amounts to the Parent.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

	2003
Stockholder's equity	$115,192
Less non-allowable assets	
Lease deposits and prepaid expenses	(45,645)
Net furniture and equipment	(4,115)
Net capital	65,432
Greater of 6-2/3 % of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirement	$ 60,432
Ratio of aggregate indebtedness ($30,739) to net capital ($65,432)	0.470 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2003 were as follows:

	Aggregate Indebtedness (AI)	Net Capital (NC)	Ratio AI/NC
Per submitted computation	$ 24,930	$71,241	0.350 to 1
Provision for California franchise taxes	2,500	(2,500)	
Additional accounts payable	3,309	(3,309)	
Per audited statements	$ 30,739	$65,432	0.470 to 1

VIANT CAPITAL LLC
Schedules II, III and IV
December 31, 2003

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2003, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2003.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2003.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Viant Capital LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedules of Viant Capital LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 16, 2004